January 23, 2006

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20546

RE: Argyle Security Acquisition Corporation (the "Company") Registration Statement on Form S-1
            (File No. 333-126569) (the "Registration Statement")

In connection with the above referenced offering and in compliance with Rule 418
(a) (7) the following is the approximate distribution of the preliminary prospectus, dated December 16, 2005. Distributions of the preliminary prospectus were made between December 16, 2005 and the present date.

Approximately 500 preliminary prospectus were distributed to approximately 6 prospective Underwriters and Dealers. Approximately 0 preliminary prospectuses were delivered to approximately 0 individuals and 200 preliminary prospectuses were delivered to approximately 200 institutional investors.

Very Truly Yours,

Rodman & Renshaw, LLC


By: /s/ Thomas G. Pinou
    ---------------------------------
    Thomas G. Pinou
    Chief Financial Officer